Exhibit 99.3

Business Update on Behalf of Chris Sliva, CEO and President

I have some important and exciting news to share with you today. This morning, we announced that we have entered into an agreement to become a part of Tyson Foods. As many of you know, Tyson is a market leader in chicken, beef and pork as well as prepared foods, and one of the world’s largest food companies supplying retail and foodservice customers throughout the United States and internationally. Tyson has agreed to purchase AdvancePierre for $40.25 per share in cash, which values AdvancePierre at approximately $4.2 billion, including the assumption of our $1.1 billion in debt. You can find the press release regarding the news here: www.advancepierre.com

The first thing I want all of you to know is that Tyson’s interest and the significant value they see in our company are a testament to our collective success in delivering superior service and great-tasting, customer-driven food solutions. This is a strong validation that our strategy is working and that a promising future lies ahead for our business.

AdvancePierre has grown from our humble roots into a dynamic company with leading market positions in attractive, growing categories. We achieved a significant milestone last July with our IPO, and thanks to the hard work and dedication of every member of the AdvancePierre team, we have proven our ability to deliver strong results as a public company. This great work has been recognized by the financial community and shareholders who chose to invest in our company, and it’s no surprise that we also caught the attention of a global leader like Tyson, which has the world’s fastest-growing portfolio of protein-packed brands.

The Tyson team shares our commitment to delivering high-quality products and delighting customers with great-tasting food. They believe that our success to date is because we have a great business model, a dedicated team and trusted brands. Following the completion of the transition, there will be significant opportunities for our business and our employees to benefit from being a part of Tyson’s global footprint and broad capabilities.

It’s also important to keep in mind that today’s announcement is only the first step in the transaction process. We anticipate that the transaction will close in the second quarter of 2017 and we will be sure to keep you updated as we move toward that target.

Until the close, we will continue to operate as separate companies. It’s extremely important that we all continue to focus on our day-to-day responsibilities, and continue providing our customers with the superior service that they expect from us. Please direct any external inquiries from media or investors to John Morgan.

Thank you again for your hard work and continued commitment to AdvancePierre and our customers. We have a bright future ahead and today’s news is a big step towards realizing our next chapter.

Chris Sliva

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that will be filed with the SEC. The solicitation and offer to buy AdvancePierre Foods stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, Tyson and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter AdvancePierre Foods will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ADVANCEPIERRE FOODS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ADVANCEPIERRE FOODS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of AdvancePierre Foods stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Tyson will be available free of charge on Tyson’s internet website at http://www.tyson.com or by contacting Jon Kathol at Tyson’s Investor Relations Department at (479) 290-4235 or by email at jon.kathol@tyson.com. Copies of the documents filed with the SEC by AdvancePierre Foods will be available free of charge on AdvancePierre Foods’ internet website at http://www.advancepierre.com or by contacting John Morgan at AdvancePierre Foods’ Investor Relations Department at (513) 372-9338 or by email at ir@advancepierre.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, AdvancePierre Foods files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by AdvancePierre Foods at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. AdvancePierre Foods’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.